SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20546

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934

                           Americana Publishing, Inc.
                ------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


         Colorado                                        84-1453702
---------------------------                    ------------------------------
(State or other jurisdiction                (IRS Employer Identification Number)
Corporation or organization)

303 San Mateo NE, Suite 104A, Albuquerque, New Mexico       87108
-----------------------------------------------------       -----

                                 (505) 265-6121
                           (Issuer's Telephone Number)


Securities to be registered under Section12(b) of the Act:

Title of each class to be so registered          Name of each exchange on which
                                                 Each class is to be registered:

                N/A                                           N/A
    ---------------------------                    --------------------------

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)


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                           Americana Publishing, Inc.

                                   FORM 10-SB
                                TABLE OF CONTENTS

                                     PART I

Item 1    Description of Business
Item 2 Management's Discussion and Analysis of Current Financial Condition and Plan of Operation

Item 3    Description of Property
Item 4    Security Ownership of Certain Beneficial Owners & Management
Item 5    Directors and Executive Officers
Item 6    Executive Compensation
Item 7    Certain Relationship and Related Transactions

                                     PART II
Item 1    Legal Proceedings
Item 2    Market Price of and Dividends on the Registrants Common
          Equity and Other Shareholder Matter

Item 3    Changes in and Disagreements with Accountants
Item 4    Recent Sales of Unregistered Securities
Item 5    Indemnification of Directors and Officers

                                    PART III
Item 1    Index to Exhibits
Item 2    Description of Exhibits

                                     PART IV
          Financial Statements (audited)
          Financial Statements (unaudited)
          Financial Statements Footnotes


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Item 1 - Description of Business

AMERICANA PUBLISHING, INC. (hereinafter referred to as "AMERICANA") was incorporated under the laws of the State of Colorado on April 17, 1997. Prior to that date AMERICANA operated as a division of B. H. Capital Limited for approximately 18 months as a development stage enterprise. During the development stage various activities such as publication design research, industry and competition research, demographic research, and the formation of the integrated publishing concept were achieved.

The integrated publishing concept incorporates acquiring various publishing enterprises through use of AMERICANA common stock subsequent to becoming a public company and distribution of business publications and periodicals as well as entertainment publications of various kinds into the same demographic profile. Then selected business periodicals and books are converted to a condensed or, more rarely, an unabridged reading onto audio books and redistributed through AMERICANA'S Website digital catalogue along with thousands of non-owned books by other publishing companies and music. Other distribution vehicles include printed catalogues, the company's own publication (the AMERICANA CORPORATE FINANCE REPORTER).

The AMERICANA concept sets forth a plan to acquire small business press and entertainment book publishers, since there are scores of small book publishers with a multitude of titles that are unable to cost-effectively distribute their works. AMERICANA proposes to acquire, re-mine, and/or reprint these titles concomitant with converting them to audio books and redirecting them into AMERICANA'S marketing and distribution process. To complement this integrated plan, AMERICANA will also consider acquiring companies with the following capabilities: audio-book production, state-of-the-art digital recording, bookbinding, and heat-set web printing.

The AMERICANA CORPORATE FINANCE REPORTER, as a periodical, is a logical self-fulfilling source to advertise and promote these printed works, audio books, and music.

The various acquisitions will be accomplished through the exchange of AMERICANA publicly trading and/or restricted common stock. These transactions should, by their structure, enhance the balance sheet while not depleting cash reserves.
Thus, a positive effect on the balance sheet will occur from the added value created as a result of each acquisition transaction. AMERICANA proposes to acquire the titles, author contracts, and distribution contracts of each book publisher with their respective authors and not the core going concern. Therefore, no liabilities will migrate onto the AMERICANA balance sheet, only the printed book title assets. As a result of the consolidation in acquisition structure, AMERICANA should be able to realize improvement in various economies of scale efficiencies.

                                General Business

The Company's books and records are kept at its executive offices at 303 San Mateo NE, Suite 104A, Albuquerque, New Mexico 87108. Each prospective investor or his/her authorized representative may review these documents at any reasonable time. The Company's officers will answer any questions raised by prospective investors or their representatives in connection with this Offering and will provide them with any additional related information available to such officers, or such additional related information that can be acquired without unreasonable effort or expense.

The integrated publishing concept incorporates acquiring various publishing enterprises through use of AMERICANA common stock subsequent to becoming a public company and distribution of business publications and periodicals as well


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


as entertainment publications of various kinds into the same demographic profile. Then some of these business periodicals and books are converted to a condensed or more rarely, an unabridged reading onto audio books and redistributed through AMERICANA'S website digital catalogue. The audio books will feature original music scores by John Wagner of John Wagner Studios (an accomplished song writer, producer, and recording artist). Other distribution vehicles include printed catalogues and the Company's own publication (the AMERICANA CORPORATE FINANCE REPORTER).

The AMERICANA concept sets forth a plan to acquire small business presses and entertainment book publishers. There are scores of small book publishers with a multitude of titles that are unable to cost-effectively distribute their works. AMERICANA proposes to acquire, re-mine, and/or reprint these titles concomitant with converting them to a books on cassette and redirecting them into AMERICANA'S marketing and distribution process, which includes AMERICANA'S World Wide Web-based digital bookselling catalogue. To complement this integrated plan, AMERICANA will also consider acquiring companies with the following capabilities: audio-book production, state-of-the-art digital recording, bookbinding, and heat-set web printing.

AMERICANA has spent six months developing a retail bookselling website to complement the company's publishing activities. AMERICANA developed its own highly customized, technologically advanced promotional systems exclusively for this website, or "digital catalogue." These promotional programs mimic hand-selling techniques while stimulating customer patronage and increasing visits to the website. This digital catalogue has been designed by publishers exclusively for small book publishers. Thus, the company will promote thousands of titles it does not own through promotions tailored for the small book publishers. The digital catalogue will eliminate many of the discriminatory search engine and key word search features incorporated in other large bookseller websites. This allows the customer access to all books listed by title, publisher, author, category, or key word search. AMERICANA will not utilize a straight download from Books in Print as other bookseller websites do. AMERICANA will load only books inventoried by the publisher, current books in circulation, popular books, and books that demonstrate good sales history. All books listed in the catalogue, not just top sellers, will be easily located.

The digital catalogue features several unique software enhancements that reduce the need for human intervention while reducing operating and other fulfillment costs. Among other things, this includes the elimination of transshipment of book orders. The book publisher, through an advanced electronic connection, ships directly to the purchaser of the product, after the Company confirms receipt of payment. This alone speeds the delivery of the product to the purchaser while eliminating transshipment and fulfillment costs.

Further, the Company has developed the capability to have audio publications read to the customer as well as to download audio books directly to the customer's computer. From this point the customer can choose to store the audio file on their hard drive or print a CD from a CD burner connected to their computer, as is the case with audio books mentioned previously. This same capability will be provided for music recordings from the same website. The instant music download will feature small and independent record labels and artists attempting to market their latest releases. The customer will be able to access this catalogue section by the URL americanasongs.com or a combined music and audio books version of the catalogue by the URL americanamedia.com. These multiple URL's will enhance search engine placement and recognition. The Company intends to add the music sales product to the website by year-end.

The various proposed acquisitions will be accomplished through the exchange of AMERICANA common stock. These transactions should, by their structure, enhance the balance sheet while not depleting cash reserves. Thus an anticipated positive effect on the balance sheet should occur from the added value created as a result of each acquisition transaction. AMERICANA intends to acquire the titles, author contracts, and distribution contracts of each book publisher with their respective authors and not the core going concern. Therefore no liabilities will migrate onto the AMERICANA balance sheet, only the printed book title assets. As a result of the consolidation in acquisition structure, AMERICANA will be able to realize improvement in certain economies of scale efficiencies.

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                               Website Development

Internet marketing has become the new distribution channel of choice for many retailers and service providers. AMERICANA proposes to develop websites that will perform several different functions while presenting a compellingly diverse access format.

This unique website structure offers five dynamic options for the user to:

     1. Purchase a single back issue copy of the AMERICANA CORPORATE FINANCE REPORTER at $4.00.
     2.   Subscribe for 1-2-3 years to the magazine.
     3. Purchase books, music and videos from AMERICANA'S website digital catalogue, americanabooks.com, or promoted or reviewed in the magazine.
     4. Purchase and download directly to the customer's computer specific titles that are converted to audio books, CD titles, and music.
     5. Order and pay for re-released, republished, and reformatted books from backlists.

All products listed above are secured by credit card purchases. AMERICANA has a Visa-Master Card merchant account in place.

This website will incorporate the most current website tools enhancing simple user access. This website will also incorporate the most up-to-date marketing methods to facilitate worldwide user awareness. AMERICANA proposes to market this website through the AMERICANA CORPORATE FINANCE REPORTER and directly to the existing controlled circulation base. AMERICANA also will increase awareness of the AMERICANA CORPORATE FINANCE REPORTER and americanabooks.com through direct mail, radio, and cable television advertisements. As a result of these activities and continuing patronage and visits to the website, AMERICANA will develop a customer/visitor database. This will be an invaluable marketing tool for future use in other marketing activities. On balance, any other product or service advertised in the magazine will available for purchase through this website. AMERICANA will act as a bridge to expand sales for its advertisers in the magazine and publisher's books on the website.

AMERICANA has contracted these services to Mark Whitman as the principal website developer and marketing consultant. The following development and marketing plan outlines various options available to AMERICANA in this endeavor.

               AMERICANA'S Digital Catalogue - americanabooks.com

AMERICANA has developed a bookseller website or digital catalogue to complement publishing activities. This bookseller website better meets the demands of the small publisher. This is accomplished through better use of technology, more prominent display of publisher and author profiles, customized and proprietary hand-selling techniques, elimination of discriminatory search engine or key word search features and more customer-friendly promotional and pricing programs. The small publisher's book titles are more easily located and do not compete against millions of titles, but rather in the tens of thousands.

Other booksellers download the entire Books in Print directory. Some of these titles may be in print but out of stock. AMERICANA is prepared to list only books that are in stock by a publisher or where inventory is active. This will eliminate unfulfilled and delayed orders. AMERICANA will also cooperate with the small publisher on order fulfillment by avoiding transshipment to the AMERICANA warehouse. Instead AMERICANA will drop-ship from the publisher to the customer after AMERICANA electronically notifies shipper and publisher and collects the customer's payment. This saves unnecessary fulfillment costs and speeds delivery to the customer.

AMERICANA has developed unique features within the digital catalogue to stimulate purchase and encourage returns and traffic to the website. Upon entry onto the website the customer can enter the book category, publisher, author,

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book title or key word he/she seeks. Upon entering this information the customer is then led to the specific section of the catalogue. Or if the customer wants to peruse the catalogue, then he/she can click and simply turn catalogue page by catalogue page just like an ordinary printed catalogue.

Each book cover is digitized onto the catalogue page. The book cover along with publisher, author, and price is displayed with 5-7 other book covers on the same page. Once the customer identifies a book, he/she clicks on the digitized cover and immediately a second page appears displaying a book summary, publisher profile, author profile, and reviews from AMERICANA and other book review sources. Should the customer want to read a sample chapter, then they simply click to turn that page to read a sample chapter or have it read to them in real time through a streaming audio program. This audio feature is available when the book has been converted to an audio book. Further, if the customer wants to purchase the audio book they may choose to download the audio file directly to their computer after they engage in the purchase procedure.

Further, the Company has developed the capability to "read" publications (audio samples) to the customer as well as to download audio books directly to the customer's computer. From this point the customer can choose to store the audio file on their hard drive or print a CD from a CD burner connected to their computer. This same capability will be provided for music recordings from the same website. The Company intends to add the music sales product to the website by year end 1999.

To enhance the appeal of the Americanabooks.com website and to promote music in the Americana catalogue, the website will also feature Americana Radio. Working much like a radio station, the Americana Broadcast continuous webcast will feature disc jockeys playing songs from the Americana play list. These songs will be drawn exclusively from the Americana music catalogue. As each customer accesses the Americanabooks.com home page, a default radio channel will "stream" to his or her computer and play on its speakers in real time, without any delay for downloading. The customer may click an Americana Broadcast "button" on the website to select from a variety of channels, each featuring a specific musical format. These formats include original recordings in the genres of adult contemporary, popular music, rock, country and western, instrumental, etc. Far from being like the Muzak concept, Americana Broadcast is a legitimate promotional outlet for recording artists on independent labels who often find it impossible to get their music played on broadcast radio.

Every few songs, the webcast will include advertising in the form of 15-second, 30-second, and 60-second commercials for a variety of products suited to the website's demographics. These ads serve two functions, generating additional revenue for Americana and promoting books, audio books, magazines, music, and so on from the Americana catalogue.

As part of the integrated publishing concept, the Company intends to acquire a books on cassette production company, state of the art digital recording studio, a heat set web press, and a book binding company in order to lower overall production costs of book reprint and conversion of book titles to audio books.

In effect, these integrated business operations will allow the Company to rapidly convert their own book titles to audio, reprint books, and print its own periodical publications. Furthermore, the Company will contract the audio conversions and book reprints from other publishing company's products it does not own but lists on the Company's digital catalogue. This aspect of the Company's business plan allows the Company to control all aspects of reproduction and distribution while capturing profits from the individual activities.

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There are  several  pricing and  promotional  incentives.  They are  designed to increase the sale of books, prevent the customer escaping to a competitive bookseller site for a lower price, and encourage the customer to return to americanabooks.com. These promotional programs are as follows:

                            More Money For Your Books

     Price Program 1, Cover Price: Americana pays publisher 60% of title when title is sold for cover price. No discounts apply. Digital Dollars and Free Books incentives do apply to Customer purchase of these titles. Americana will also pay 60% if Digital Dollars and other discount programs do not exceed 20% off cover price.

           Programs to Compete on Price with other Online Booksellers

     Price Program 2, Standard  Discounts and Bidding: Americana  pays Publisher
          40% of cover price for each title in this program. Americana establishes price in AMERICANA book catalogue for title. AMERICANA 's exclusive "Bid on Books" feature enables the customer to make a bid on the book. Bid option only appears if customer exits book page without adding title to shopping cart. A bid floor will be established for each title to prevent underselling by the competition. The rationale for bidding is to prevent customer from escaping to another Web bookseller for a better price. Digital dollars still apply at pre-specified price breaks. AMERICANA reserves the right to sell any title at any price.

     Price Program 3,  Books  by  the  Lb.:  Publisher  designates  slow-selling backlist titles. These titles are literally sold "by the pound" from a special catalogue page at AMERICANA books.com. Price per pound is determined by Publisher. Publisher must provide weight of all Publisher's books listed in Books by the Lb. catalogue. Books by the Lb. titles may also be eligible for Free Book program (see below).

     Price Program 4, Free Book: Customer receives a free book when he/she purchases from AMERICANA more than $65 (actual sale) in books from Publisher's titles. This program is offered as an incentive to encourage Customer to buy multiple titles from Publisher. Publisher is responsible for identifying books for Free Book program on Book Profile page. Books identified by Publisher for Free Book program are to be considered promotional expense by Publisher. These titles may also be listed in Books by the Lb.

     Digital Dollars: Digital Dollars are a customer incentive supported by AMERICANA , not Publisher. Customers accrue $2 Digital Dollars upon purchasing $30 in books, $4 for $50 in books, and so forth. The customer can carry over Digital Dollars from one purchase to the next, but they expire in 30 days. Digital Dollars are not applicable to Books by the Free Book program. To obtain Digital Dollars, Customer must complete a demographic survey.

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     Price Program 5: Hot  Sellers.  Hot  sellers  will be  featured  in special promotions by AMERICANA. This program is designed to penetrate the market with new releases by combining a shared, deep discount by Publisher and AMERICANA with featured presentation. AMERICANA will purchase from the publisher those books meeting specified sales criteria (high volume sellers). Publisher sells books to AMERICANA for 35% of cover price. AMERICANA offers Customer automatic 50% off cover price. Digital Dollars can not be applied to purchasing a Hot Seller. AMERICANA guarantees no books will be returned to publisher. AMERICANA can in any manner dispose, sell, or discount any books it purchases from Publisher.

Americanabooks.com will be able to compete on price where price is the sole concern of the customer. Alternatively, the number of book titles in the catalogue is far less than the competition. The marketing strategy emphasizes that quality books are listed in the catalogue free of search feature impediments. This more personal approach to design pricing and promotional programs sets americanabooks.com apart from other bookseller websites. The overall strategy as to how the website is designed, marketed and promoted is the product of over 100 years of combined publishing and book retailing experience on the part of management and various consultants to the company. Other major bookseller websites are deficient in this level of experience. The other large bookseller website products reflect a more static approach to bookselling. AMERICANA feels less is better to do justice to the hand-selling techniques necessary for maximizing every opportunity to sell books. Americanabooks.com selling strategy is, "you can't do justice to selling 8 million book titles." Therefore americanabooks.com advertising stresses, "Only the best on americanabooks.com".

      AMERICANA CORPORATE FINANCE REPORTER - Unique Bridge of Information on the Internet Highway Gathering Tolls in Both Directions

The corporate finance industry in recent times has become increasingly competitive. Commercial loan demand has leveled off while the number of lenders has increased. Previously lenders/banks simply waited in their offices for borrowers to seek loans by calling or visiting directly. Now lenders must construct uniquely competitive methods to attract the borrower to even apply at their institution. Therefore lenders need a medium to cost-effectively promote their products and services to American enterprise.

Conversely, American enterprise wants to survey the corporate finance marketplace; however, no general guide or directory of sources and methods is available, except for the AMERICANA CORPORATE FINANCE REPORTER. Business professionals continually struggle to reach the multitude of financing sources. The AMERICANA CORPORATE FINANCE REPORTER provides access to the critically needed corporate finance information that was previously hard to find or unavailable to the general public. Therefore the AMERICANA CORPORATE FINANCE REPORTER connects both the corporate finance industry to American enterprise and vice versa. That is why this publication is a "unique bridge of information on the internet highway gathering tolls in both directions."

The AMERICANA CORPORATE FINANCE REPORTER regularly discusses issues affecting the availability of credit and capital, from whom it is available, and proper application of various financing mechanisms. In other words, it emphasizes the

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"how" of capital  formation while directing readers to the "who." As a result of the  publication,  business  executives  of all  disciplines  now have access to
important   real-time   information  that  can  affect  decisions  of  expansion
financing, merger and acquisition, refinancing, or general capitalization of a going concern. The AMERICANA CORPORATE FINANCE REPORTER is a vital resource for executives who are directly involved and regularly affected by the rapidly expanding and diverse corporate finance industry. Subjects covered are:

     *    Asset-based lending
     *    Long-term financing
     *    Working capital financing
     *    Economic conditions and factors affecting commercial financing
     *    New methods in financial statement presentation
     *    Legal issues affecting commercial finance
     *    Dynamic structural techniques used to finance business
     *    Government regulations affecting the commercial finance industry
     *    New financing sources
     *    New financing products
     *    The cost of money
     *    Mergers and acquisitions
     *    Movers and shakers in the commercial finance industry
     *    Bankruptcy as a financing tool
     *    General management concepts that improve financing efficiencies

                             Demographic Development

During the formative months following inception of AMERICANA, the process to develop a demographic profile for the AMERICANA CORPORATE FINANCE REPORTER encompassed a survey of the needs of the corporate finance industry and American enterprise at large. The survey ascertained the needs of information and access by each of these demographic segments from the other. The survey concluded that businesses under $50 million in annual sales wanted access to sources and specific methods of finance. Alternatively, the corporate finance industry desired a cost-effective medium to reach American enterprise as previously profiled.

A demographic profile was developed as a result of the aforementioned survey. The profile is as follows:

            Age                       45 years
            Gender                    75% male          25% female
            Education                 85% College Graduate
                                      47% Post Graduate
            Income                    $138,000 average household
                                      $600,000 average net worth
            Position                  75% Top/Executive Management
                                      35% CEO's
                                      64% Partners
            Readers per Copy          3.08 x

The following represents specific industry and professional readership:

     * CEOs, CFOs, COOs of private and public companies ranging in size between $1 million and $50 million in annual sales.

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     *    Entrepreneurs  and managers of private and public companies ranging in size between $250,000 and $25 million in annual sales.

     *    Brokers of securities, loans, and real estate.

     *    Bankers and alternative lending professionals.

     *    Lawyers  specializing  in  bankruptcy,   transactional,  real  estate,
          general corporate, business litigation, banking, tax, and contract law.

     * Business and finance consultants specialists that have developed a practice learning toward commercial clientele.

     * Venture capital professionals who focus on business development investments.

     * Investment bankers in all disciplines of securities, loans, and real estate.

     *    Sophisticated investors with a net worth greater than $5 million.

Current circulation has been developed from scores of different databases that have been researched and purchased over the past five years. These databases are analyzed and then specific profile information such as annual sales, number of employees, type of enterprise, etc. is applied. From this analysis, specific listings are mined and extracted. This data mining process has been a very dynamic and useful tool for AMERICANA. Currently, the circulation database consists of over 100,000 listings and is updated from over 20 master database resources containing over 10,000,000 individual listings on a monthly basis.

The current circulation reaches across the United States, Mexico, and Canada with high concentration of distribution in major metropolitan cities. This type of geographic and demographic distribution is considered in the publishing industry to be controlled circulation.

                              Circulation Expansion

Controlled circulation development and data mining will continue in the same manner the primary database was developed. The goal is to reach controlled circulation of 250,000 and paid circulation of 250,000 by 2002. Paid circulation will be accomplished through outsourcing circulation sales. More specifically, multi-copy subscription sales will be emphasized. There are scores of circulation sales companies in the U.S. and Canada. To execute this activity successfully, AMERICANA will select the best company offering the most competitive commission terms.

This process will require the subscription sales contractor to contact corporate finance industry and general business associations and large employee-based enterprises. For example, through contacting an association, the contractor would sell a 150-multi-unit or -copy magazine subscription to a single organization. This subscription would be deeply discounted. However, the cost of sales would be considerably less than selling 150 subscriptions individually. An added benefit to the organization would be to include the issues as part of the membership fee. Memberships could conceivably convert to value-added sales for the association as the member receives something tangible with payment of the member dues. Alternatively, associations may raise the cost of dues as a money making proposition when including the magazine issue. AMERICANA will cooperate with these associations to utilize the magazine to develop membership through customized subscription discount structure.

Large employee-based enterprises such as banks and other financial institutions are excellent targets for single subscription, multi-unit sales. Large organizations typically subscribe to business publications and order multiple copies. This is due not only to the number of employees but the number of locations where such material is viewed by staff as well as customers. Discounting methods apply to the body of subscribers as well.

Examples of such associations are:

Corporate Finance Industry--National, State and Local Associations

     *    Banking
     *    Commercial Finance
     *    Leasing
     *    Investment Banking
     *    Mortgage Banking
     *    Bar Associations
     *    Accountants
     *    Venture Capital
     *    Investment Corporations
     *    Real Estate Appraisers
     *    Real Estate Sales/Brokers
     *    Asset Based Lenders

General Business Readership--National, State, and Local Associations

     *    Service
     *    Government Contractors
     *    Manufacturing
     *    Computer Services
     *    Retailers
     *    Construction
     *    Agriculture/Livestock
     *    Insurance
     *    Financial Services
     *    Automotive
     *    Travel and Leisure
     *    Hotel/Hospitality
     *    Food and Beverage
     *    Food Processing/Packing
     *    Professional services
     *    Transportation

Multi-unit subscription sales should approximate the following sales formula:

     Each multi-unit subscription sales customer should average 100 units per subscription. Selling 2,500 individual subscriptions at 50% (or in some cases 30%) of cover price or $12.50 x 100 units would equal $1,250.00 x 2,500 (250,000 readers) subscriptions would equal $3,125,000.00 in gross subscription sales over a three year period. Sales commission is estimated at 20% or $625,000.00 combined with overhead support expenses of another 20% or $625,000.00, less chairman's compensation of 5%; therefore, estimated profit on multi-unit subscription sales is $1,718,750.00 over a three year period.

                                Advertising Sales

The large number of listings in the existing database under the corporate finance category are the most logical prospects for advertising sales. It is rare that a publication can match its demographic to ad sales development. The AMERICANA CORPORATE FINANCE REPORTER has that unique feature. As the integrated publishing plan suggests, these financing resources want a cost-effective medium that can reach businesses matching the AMERICANA CORPORATE FINANCE REPORTER reader demographic. Ad sales can be generated from advertising in each AMERICANA CORPORATE FINANCE REPORTER issue. The AMERICANA demographic includes 20,000 finance and banking organizations. These leads can then be turned over to the ad sales division. Also, direct mail can be utilized to solicit ad sales from this demographic group. AMERICANA has successfully sold advertising in the first three issues of the AMERICANA CORPORATE FINANCE REPORTER. AMERICANA has developed a superior-quality media sales kit that it incorporates into its currents sales activities.

On the other side of the demographic, public companies may desire to advertise completion of offerings, investor relations announcements, improvement of stock trading, pricing, and/or general tombstone advertisements. Part of the AMERICANA demographic includes over 12,000 public companies. This segment is well-developed prospecting list for a professional ad sales staff.

Advertising rates are calculated on a per-column-inch basis. Current per column inch rates are:

BLACK AND WHITE
(per column inch)
Contract                            Rate
--------                            ----
Open                                $139.50
50 inches                            118.50
100 inches                           115.20
200 inches                           111.60
500 inches                           109.20
1,000 inches                        contact an account executive

COLOR
2nd color                           add $300.00
3rd color                           add $525.00
4th color                           add $750.00

PREMIUM POSITIONS
(full page only)
Page 3                              add $900.00
Inside back cover                   add $900.00
Back cover                          add $1,200.00

A column inch in the AMERICANA CORPORATE FINANCE REPORTER is 2 3/8" x 1" deep.

Page Size:          11 3/8" x 17"
Image size:         10 1/4" x 13"

The terms for payment are 50% of the total cost of the ad down and the balance due when the issue is printed. For multi-issue advertising contracts, 25% of the total contract is required upon signature of the contract and full payment for each ad when each issue is printed.

The other prospective advertisers are:

     *    Accountants
     *    Long-distance  providers

     *    Lawyers
     *    Financial printers
     *    Office equipment suppliers
     *    Banks
     *    Brokerage houses
     *    Leasing companies
     *    Non-regulated lenders
     *    Real estate companies
     *    Hotels/airlines
     *    Car rental companies
     *    Cellular phone companies
     *    Pager companies
     *    Overnight mail services
     *    Courier services
     *    United State Post Office
     *    Business software companies
     *    Telephone equipment companies
     *    Marketing companies
     *    Bookkeeping companies
     *    Consultants
     *    Office furniture companies
     *    Computer companies
     *    Internet suppliers
     *    Business colleges
     *    Seminar providers
     *    Business book publishers
     *    Temporary personnel  services
     *    Travel agencies
     *    Commercial finance associations
     *    Appraisers
     *    Convention planners

The AMERICANA CORPORATE FINANCE REPORTER will range from 16-32 pages in length. Advertising will account for 40% to 65% of the printed space, depending upon the level reached by ad sales.

Other considerations are the quality of the advertisers. No advertising will be accepted if the company or individual is financially impaired with a poor credit rating and a negative reputation within the industry. Only one loan broker will be allowed to advertise; North American Loan Brokers of Houston, Texas. The one merchant banking and corporate finance consulting firm will be B. H. Capital Limited. These are currently the only advertising limitations.

Advertising revenues per issue are projected to be $66,960 for a 16-page publication. Commission to sales personnel will be 20%. Production printing and general administrative overhead will account for approximately 60%. Chairman's' compensation is 5%, thus leaving 15% for profit. The gross sales estimate is based on the following formula:

     5 columns per page (x) 15 column inches per page (=) 75 column inches per page (x) average rate of $111.60 (=) $8,370.00 (x) an average percentage of total advertising spaces of 50% (x) 8 pages (=) $66,960 in gross advertising sales. Deduction of costs in this formula are $66,960 (-) 20% sales commission of $13,392 (-) 60% for operating overhead of $40,176 (-) 5% for chairman's compensation of $3,348. AMERICANA will not pay commission (20%) on ad accounts generated by management. Therefore, $10,044 or 15% drops to profit per issue based on eight pages of advertising.

     1999 publication production will be four issues with a target of the year 2000 to convert to a monthly publication averaging 32 pages per issue with 16 pages of advertising. Therefore, revenues from advertising sales are estimated at $1,607,040. It is anticipated that profits should increase as a result of economies of scale. Profit is estimated to equal 32% of sales or $514,252 at year-end 2000 from advertising only.

                              Publication Specifics

The AMERICANA CORPORATE FINANCE REPORTER will regularly incorporate specific sections in each magazine. These magazine sections will be formatted consistently from issue to issue. The subject matter will be consistent and specific to the heading. Each issue will emphasize these subject formats and topics.

The sections are:

Publishers Column

This lead column is written by George Lovato, Jr. Advice, opinions and observations will focus on current topics affecting finance for American enterprise. Topics will include banking and finance trends, tips on adding value to a business, and management systems that enhance a business.

Credit and Capital Index

Major Concern: where can a business go to identify the cost of money besides listing at prime rate? Yet prime rate can be a misleading cost of commercial funds. Depending on the type of financing, the current rate may vary. Our Credit and Capital Index listed on the front page publishes cost of funds depending upon the type of financing. An average cost of money from five different financing sources will be displayed. From time to time, the lowest rate from a specific source, such as leasing, will be presented featuring the source. The finance source will pay for this front-page advantage.

Book Review

This section will be written by the renowned and well-published Dr. David Poling. In each issue, business book reviews will be emphasized. In addition, a small percentage of review books will be of the fiction/non-fiction entertainment category. Further, the AMERICANA website will allow subscribers to directly purchase books reviewed here every issue.

Grapevine

This category section emphasizes news releases and personality profiles that are relevant to the corporate finance industry. Recently completed financing, professional personnel changes in the finance industry, as well as new finance products, will be highlighted.

Item 2 - Management's Discussion and Analysis or Plan of Operation

                                     General

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. All statements, other than statements of historical facts, which address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as the anticipated development of revenues, acquisition of additional properties or the obtaining of capital, business strategy, development trends in the industry segments in which the Company is active, expansion and growth of the Company's business and operations and other such matters are forward-looking statements, whether oral or written, made by or on behalf of the company. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

All phases of the Company's operations are subject to influences outside of the Company's control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, inflation, trade restrictions, interest rate fluctuations and other capital market conditions, weather, future and options trading of paper commodities, and the availability of natural resources and services from other sources. Forward-looking statements are made by or on behalf of the Company's knowledge of its business and the environment in which it operated, but because of the factors listed above, as well as other environmental factors over which the Company has no control, actual results may differ from those in the forward-looking statements. Consequently, all of the forward-looking statements made are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effect on the business and/or operations of the Company.

The fiscal year ended December 31, 1998, was marked by a number of events which in the opinion of management will strengthen the Company and ensure an aggressive continuous growth pattern.

                                   Operations

The Company completed two successful printings of the AMERICANA CORPORATE FINANCE REPORTER in 1997 and 1998. Various reader polls resulted in design and editorial changes to better meet the demands of the readership. The major design change allowed for the AMERICANA CORPORATE FINANCE REPORTER to increase from 9"x12" to 11 3/4"x17" and to utilize newsprint stock paper, and later uncoated webpress stock with the latest issue of the magazine in 1999. The addition of a business book review section in the magazine by Dr. David Poling increased the entertainment value of the publication.

The Company researched the potential marketplace for advertising and completed work on enhancing and improving the media kit, which aids in advertising sales. The potential for selling advertising is substantial, in that the same readership that makes up one half of the magazine distribution are in fact potential advertisers. The Company is currently interviewing potential ad sales contractors.

Ad sales leads can be generated from the Companies' own highly developed database. In addition, the Company intends to contact advertising agencies in the latter part of 1999 to generate more ad sales. This effort should yield some national accounts.

The Company spent a considerable amount of time completing the research on subscription sales to ascertain a price point for annual subscription rates. Further, the Company researched and identified scores of companies who specialize in ad sales outsourcing. The Company will continue to develop these revenue-generating activities.

The Company has identified hundreds of small, sponsored book publishers located around the U.S. These book publishers normally have the authors, corporations, or foundations pay for the book to be published. After printing 1,000 to 5,000 copies of a book title the work is usually left in the author's hands to market or until a major publisher may purchase and re-print the book. These small publishers do not generally have the resources to market these books to increase the number of sales. The Company has identified many of these small book publishers as potential acquisition targets.

The Company has spent the last six months developing a retail bookselling website to complement the Company's book publishing activities. The Company developed its own highly customized and technologically advanced promotional systems exclusively for this website (digital catalogue). These promotional programs mimic hand-selling techniques while stimulating customer patronage as well as increasing return site visits.

The digital catalogue features several unique software enhancements that reduce the need for human intervention while reducing operating and order fulfillment costs. This includes among other things the elimination of transshipment of book orders. The book publisher through an advanced electronic connection ships directly to the purchaser of the product, after the Company confirms receipt of payment. This alone speeds the delivery of the product to the purchaser while eliminating transshipment and fulfillment costs.

Further, the Company has developed the capability to "read" publications (audio samples) to the customer as well as to download audio books directly to the customer's computer. From this point the customer can choose to store the audio file on their hard drive or print a CD from a CD burner connected to their computer. This same capability will be provided for music recordings from the same website. The Company intends to add the music sales product to the website by year end 1999.

To enhance the appeal of the Americanabooks.com website and to promote music in the Americana catalogue, the website will also feature Americana Radio. Working much like a radio station, the Americana Broadcast continuous webcast will feature disc jockeys playing songs from the Americana play list. These songs will be drawn exclusively from the Americana music catalogue. As each customer accesses the Americanabooks.com home page, a default radio channel will "stream" to his or her computer and play on its speakers in real time, without any delay for downloading. The customer may click an Americana Broadcast "button" on the website to select from a variety of channels, each featuring a specific musical format. These formats include original recordings in the genres of adult contemporary, popular music, rock, country and western, instrumental, etc. Far from being like the Muzak concept, Americana Broadcast is a legitimate promotional outlet for recording artists on independent labels who often find it impossible to get their music played on broadcast radio.

Every few songs, the webcast will include advertising in the form of 15-second, 30-second, and 60-second commercials for a variety of products suited to the website's demographics. These ads serve two functions, generating additional revenue for Americana and promoting books, audio books, magazines, music, and so on from the Americana catalogue.

As part of the integrated publishing concept, the Company intends to acquire a books on cassette production company, state of the art digital recording studio, a heat set web press, and a book binding company in order to lower overall production costs of book reprint and conversion of book titles to audio books.

In effect, these integrated business operations will allow the Company to rapidly convert their own book titles to audio, reprint books, and print its own periodical publications. Furthermore, the Company will contract the audio conversions and book reprints from other publishing company's products it does not own but lists on the Company's digital catalogue. This aspect of the Company's business plan allows the Company to control all aspects of reproduction and distribution while capturing profits from the individual activities.

                         Liquidity and Capital Resources

The Company has historically financed its operations through capital infusion by Mr. George Lovato, Jr., the Chairman of the Board and Chief Executive Officer. Mr. Lovato has also paid certain expenses on behalf of the Company from other business, such as B. H. Capital Limited, of which he is sole owner. Mr. Lovato has provided office space, complete use of his equipment, facilities, and personnel free of charge up to March 1st, 1999. The Company as of that date began to pay B. H. Capital Limited the Corporate Finance Consulting Agreement dated January 1st, 1999. The Company will be obligated to pay B. H. Capital Limited a monthly retainer/lease payment of $3,000 per month for continued use of Mr. Lovato's equipment and facility, along with some personnel.

The Company raised the maximum of approximately $232,500 to subsidize future operations through a private placement under the 504 exemption. These funds are to be used for:

1) Circulation Development--20% of proceeds--AMERICANA proposes to expand circulation from 100,000 to 500,000 by the year 2001. More specifically AMERICANA will purchase and mine more databases while focusing on selling multi-unit subscriptions. This will involve printing, postage, and telemarketing expenses.

2) Publication Development--10% of proceeds--The AMERICANA CORPORATE FINANCE REPORTER will be expanded from 16 pages to 32 pages over the next 3 years and convert from a quarterly publication to a monthly. The AMERICANA CORPORATE FINANCE REPORTER will require editorial enhancement and design improvements. A certain amount of editorial research will be required to meet the continuing needs of the readership. These expenses will include labor, direct mail, telemarketing, and editorial subcontract fees.

3) Publishing Company Acquisition Development--20% of proceeds--Various professionals, such as lawyers and accountants, will be required to examine, analyze and execute the proposed acquisition. These professional fees will be allocated from these proceeds.

4) Working Capital--40% of proceeds--In order to operate the publishing enterprise certain expenses will be incurred. To support these expenses in addition to funds derived from revenues, these proceeds will be utilized for general and administrative and working capital costs.

5) Cost of Offering an Investor Relations Program--5% of proceeds--In order to register the private placement AMERICANA will incur various expenses such as professional fees, printing, postage, telemarketing, federal and state offering registration fees, travel, entertainment, and underwriters' fees and commissions.


     Further the company intends to employ an investor relations program. This will complement the stock trading activities after the company has completed the public registration process.

6) Miscellaneous Expenses--5% of proceeds--The aforementioned expenses may vary in type and size.

The Company anticipates ad sales of approximately $35,000+ in 1999. These revenues would subsidize at least 50% of the operating overhead of the Company. The Company does not anticipate the need for any additional financing for the next 12 months for this operation. However, should the Company require additional capital the Company has planned for an "in-line" asset-based debt financing credit facility and the registration of an SB-2 with the SEC. Although the Company has not yet secured a financing commitment from a commercial financing institution or a letter of intent with an investment banker/underwriter, the Company remains confident that the financing resources should be available to meet the Company's future financing needs.

Should the Company require the rapid infusion of capital it would consider the sale of a land asset it owns. This property was given to the Company by Mr. Lovato in exchange for common stock for the purpose to either sell or to leverage and secure future borrowings for the Company. The value of the land is estimated at $25,000. Although the Company does not anticipate the need for such a transaction, the land remains available as a potentially liquidatable asset.

The Company will require future financing in various forms. The Company proposes to finance working capital timing differences with an asset based line of credit. Capital improvements should be financed by intermediate-term debt. All future expansion and acquisition should be financed by a secondary equity offering. Although the Company is not in possession of any commercial bank commitment letters or a letter of intent from a capable underwriter, management feels with proper structure and use of credit enhancement, funding may be made available.

The Company is somewhat dependent upon the successful completion of its Form 10 filing with the SEC and active stock trading activity on NASD's Bulletin Board. The Company proposes to utilize the common stock to acquire other sponsored book publishing companies and other business enterprises as previously described. Therefore, active trading of the stock will be important to the principals of the target companies.

The Company's assets equal $30,255 and $244,245 with equity of $27,666 and $240,736 as of December 31, 1998 (audited) and the stub period March 31, 1999 (unaudited) respectively. The only liability consisted of a deferred tax payable of $2,588 as of December 31, 1998 and $3,509 as of March 31, 1999. Therefore, the asset to equity ratio is basically 1:1 for both periods. The Company's total revenues since inception to December 31, 1998 equals $13,815 and as of the unaudited stub period of March 31, 1999, $23,142. In 1999, the Company projects ad revenue per issue of the AMERICANA CORPORATE FINANCE REPORTER to approximate $20,000 to $45,000 or more.

                              Capital Expenditures

The Company anticipates the need for additional computer equipment to handle the integrated website. This is estimated at $10,000 for 1999. These websites are designed to produce an additional source of revenue as a result of the digital book catalogue and other product sales. The Company has retained the services of Mark Whitman to develop and administer the website at a cost of $2,500 per month for a period of one year. Mr. Whitman also has been issued a 100,000 common stock option agreement under the same terms and conditions as the board of directors. The Company also added additional computer equipment and office furniture approximating $8,000.

                                   Acquisition

As part of the "Integrated Publishing Plan" the Company anticipates it will acquire small sponsored book publishing companies and list their book titles on its website as well as list book titles they do not own, that complement and enhance the consumer appeal of the catalogue overall. These enterprises will account for the majority of revenue of the Company in the future. The Company has identified hundreds of potential targets. These acquisitions will be transacted with the use of the Company's common stock. Furthermore, the Company intends to acquire a small book-on-cassette production company, state of the art digital recording studio, heat set web press company, and book binding company. These enterprises will vertically integrate production and control quality of audio conversion and book re-prints as well as consolidate profitability. The Company proposes the following method and approach:

                   Accounting Aspects of Business Combinations

A business combination occurs when a company and one or more businesses are brought together into one accounting entity. Business combinations usually take one of the following forms:

* An existing company acquires the stock of another company and liquidates the acquired company.
* An existing company acquires the stock of another company and retains the acquired company as a subsidiary.
* A newly formed company acquires the stock of two or more existing companies and either retains the companies as subsidiaries or liquidates them.
* An existing company acquires the assets of one or more companies and, in some cases, assumes their liabilities.

Business combinations are accounted for under either the purchase method or the pooling of interests method. Under the purchase method of accounting, the acquiring company should record an acquisition on the basis of the fair value of the consideration given or the fair value of the acquired net assets, whichever is more clearly evident. The purchase prices should be allocated to the assets acquired and the liabilities assumed as follows:

1) Assets and liabilities should be recorded at their fair values as of the acquisition date.
2) If the cost of the acquired company exceeds the sum of the amounts assigned to the assets and liabilities acquired, the excess should be recorded as goodwill.
3) If the values assigned to the assets acquired and liabilities assumed exceed the cost of the acquired company, the amounts assigned to noncurrent assets acquired (other than long-term investments in marketable securities) should be reduced by a proportionate part of the excess. After the noncurrent assets have been reduced to zero, an excess of assigned values over cost of the acquired company should be recorded as negative goodwill.

Under the pooling of interests method, the historical costs of the separate companies' assets and liabilities are combined and become the recorded amounts of the combined company's assets and liabilities. The combining company's stockholders' equity accounts also are combined.

     Determining Whether the Purchase or Pooling of Interests Method Applies

The pooling of interests method should be used to account for a business combination if certain criteria are met. Otherwise, the purchase method should be used. To use the pooling of interests method, a business combination must meet all of the following criteria:

                      Attributes of the Combining Companies

1. Each of the combining companies is autonomous and has not been a subsidiary or division of another corporation within two years before the plan of combination is initiated. (A plan of combination is initiated on the date the major terms of the plan are formally made known, either by public announcement or in writing, to the stockholders of one of the combining companies.)

2. At the dates the plan of combination is initiated and consummated, the combining companies are independent of each other. A combining company is independent if it does not hold more than 10 percent of the outstanding voting stock of the other combining company excluding shares acquired to effect the combination after the plan of combination is initiated. A business combination initiated before November 1, 1970, and completed after that date need not meet the independence requirement to be considered a pooling-of-interests.

                          Manner of Combining Interests

1. The combination is effected by a single transaction or is completed in accordance with a specific plan within one year after the plan is initiated.
2. A corporation offers and issues only common stock with rights identical to those of the majority of its outstanding voting common stock in exchange for substantially all of the voting common stock of another company at the date the plan of combination is consummated. (The requirement essentially means that the corporation must exchange its voting common stock of the other company between the date the plan of combination is initiated and the date the plan is consummated.) In a business combination initiated before November 1, 1970, and completed after that date, however, 90% of the interest not held on October 31, 1970, must be acquired.
3. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination including distributions to stockholders (other than normal dividends) and additional issuance, exchanges, and retirements of securities.
4. A combining company reacquires shares of its voting common stock only for purposes other than business combinations (such as for stock option plans or other recurring distributions), and no company reacquires more than a normal number of its shares between the date the plan of combination is initiated and the date it is consummated.
5. The ratio of the interest of an individual common stockholder to those of other common stockholders in a combining company remains the same as a result of the exchange of stock to effect the combination.
6. The common stockholders in the resulting combined corporation can exercise their voting rights. A voting trust or other mechanism may not be used to deprive or restrict stockholders from exercising their voting rights.
7. The combination is resolved at the date the plan is consummated, and no provisions of the plan relating to the issue of securities or other consideration are pending. (Thus, for example, the combined corporation may not agree to continently issue additional shares of stock at a later date to the former shareholders of a combining company.)

                         Absence of Planned Transactions

1. The combined corporation does not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination.

2. The combined corporation does not enter into other financial arrangements for the benefit of the former stockholders of a combining company, such as a guaranty of loans secured by stock issued in the combination, that in effect negates the exchange of equity securities.

3. The combined corporation does not intend to dispose of a significant part of the assets of the combining companies within two years after the combination (excluding disposals in the ordinary course of business of the formerly separate companies or to eliminate duplicate facilities or excess capacity).

As AMERICANA acquires the various companies it has targeted, a decision will have to be made on a case-by-case basis as to which method is appropriate and in the best interest of the shareholders.

                      Tax Aspects of Business Combinations

There are a variety of ways in which one corporation can acquire another corporation and a variety of issues, legal and otherwise, involved in the structuring of a corporate acquisition. This section discusses certain tax issues involved in corporation acquisitions.

There are three key tax issues:

1. Will the transaction be taxable to the corporations, their shareholders or both?

     Absent the reorganization provisions, an acquisition by one corporation of another corporation may result in taxable gain (or loss) to one or more of the acquired corporations, its shareholders, and the acquiring corporation. The reorganization provisions of the Internal Revenue Code allow certain corporate acquisitions and restructurings to occur fully or partially tax-free.

     In order to qualify for tax-free treatment, the transaction must fit within the technical definition of a "reorganization." The definition of the term "reorganization" generally restricts the type of consideration with which the acquiring corporation may effect the acquisition. The reorganization definitions also impose other technical requirements with which a transaction must comply. There are seven types of reorganizations, each with its own technical definition. Three types (A), (B) and (C) reorganizations are the principal vehicles for corporate acquisitions.

     An (A) reorganization is a statutory merger or consolidation. To qualify as an (A) reorganization, a merger or consolidation must be effected pursuant to the laws of the United States, a state (or territory), or the District of Columbia.

     A (B) reorganization is the acquisition of the stock of one corporation by another corporation in exchange solely for voting stock of the acquiring corporation (or a parent corporation of the acquiring corporation). A stock acquisition qualifies as a (B) reorganization only if the acquiring corporation controls (as specially defined) the target corporation after the acquisition. The concept of control arises frequently in the reorganization provisions, and generally means the ownership of 80% or more of the stock of a corporation.

     A (C) reorganization is the acquisition of the assets of one corporation by another corporation in exchange solely for voting stock (with limited exceptions) of the acquiring corporation (or a parent corporation of the acquiring corporation). An asset acquisition qualifies as a (C) reorganization only if the acquiring corporation acquires substantially all of the target corporation's assets. Whereas a (C) reorganization allows for a small amount of consideration other than voting stock in certain cases, the (B) reorganization does not. The target corporation in a (C) reorganization must liquidate and distribute to its shareholders the stock of the acquiring corporation as well as any other assets it holds after the transaction.

     A transaction that satisfies the statutory definition of a reorganization must also comply with certain non-statutory requirements. A transaction must have a bona fide business purpose to qualify as a reorganization. In addition, the shareholders of the target corporation must maintain a significant (roughly 50% of the consideration in the acquisition) and continuing equity interest in the acquiring corporation as a result of the reorganization. After the reorganization, either the business of the target corporation must be continued or its historical business assets must be used in a business.

     If the transaction satisfies the definitional requirements of a reorganization, then certain nonrecognition rules apply to exchanges of property by corporations that are a party to the reorganization and their shareholders and security holders. The nonrecognition provisions prescribe the nonrecognition of gain and loss of exchanges of certain qualifying property. Qualifying property generally consists of stock and, in some cases, securities of a party to the reorganization. Depending on the character of the consideration, gain (but not loss) may be recognized even if the transaction qualifies as a reorganization.

     Taxpayers participating in reorganizations (both corporations and shareholders) must attach special statements to their income tax returns for the taxable year that includes the reorganization. Those statements detail the steps of the reorganization, the basis of the property, if any, surrendered, and the amount of property received.

2. Will the tax attributes of the target corporation carry over to the acquiring corporation?

     In (A) and (C) reorganizations, the acquiring corporation assimilates the target corporation's assets and liabilities and the target corporation ceases to exist as a going concern. In those cases, the tax attributes (net operating loss deduction, earnings and profits, accounting methods, etc.) of the target corporation generally carry over to the surviving corporation subject to certain rules and conditions.

3. Will the transaction trigger the ownership change provisions, which limit the use of beneficial tax attributes (e.g., net operating loss carryovers, built-in losses, and excess credits)?

     Upon a shift in ultimate beneficial ownership of a corporation by more than 50 percentage points within a 3-year period, the ownership change provisions limit the corporation's ability to utilize net operating loss deductions and certain other beneficial tax attributes. The annual limitation on net operating loss equals the product of an interest rate (determined monthly by the Internal Revenue Service) and the value of the corporation at the time of the ownership changes.

     If the former shareholders of the target corporation own less than 50% of the acquiring corporation after the acquisition, then the beneficial ownership of the target corporation has shifted by more than 50 percentage points. Consequently, the acquisition is an ownership change. As a result the acquiring corporation is able to use the target corporation's net operating losses only to the extent of the ownership change limitation.

     Corporations subject to the ownership change limitation provisions (generally corporations with net operating loss carryovers) must file annual statements that describe the beneficial ownership of their stock and changes in that ownership.

Management  is   knowledgeable   concerning  the  various  tax  consequences  of
acquisitions and will strive at all times to ensure the interest of the shareholders is best served.

Item 3 - Description of Property

The Company's principal officers are located at 303 San Mateo NE, Suite 104A, Albuquerque, NM 87108. This leased location encompasses approximately 2,000 square feet. The Lease is between B. H. Capital Limited and the Company at a cost of $3,000 per month and also provides complete use of B. H. Capital Limited's up-to-date computing, data management, printing, duplicating and direct mail processing equipment. This lease/retainer agreement began January 1, 1999 and is for a term of three years. The Company intends to expand its operations and has identified a location near its current offices, which it will lease additional office and new warehouse space when the company can best afford the added operating expense. The Company owns certain assets that were contributed to the Company by Mr. George Lovato, Jr. in exchange for stock. (See Exhibit attached herewith)

Item 4 - Security Ownership of Certain Beneficial Owners & Management

The following table sets forth, the stock ownership of each person known by the Company to be a beneficial owner of five percent (5%) or more of the Company's equity securities, each Director individually and all, Directors and Officers of the Company as a group. Each person has sole voting and investment power with respect to the Shares shown unless otherwise indicated.

                                                                     Shares
Name and Address of                                               Beneficially
 Beneficial Owner               Title of Class   Amount Owned   Owned % of Class
 ----------------               --------------   ------------   ----------------

George Lovato, Jr. (2)              Common         2,004,000          66.7
12310 Claremont NE
Albuquerque, NM  87112

Don White (2)                       Common           210,000           6.7
8106 Devonwood
Houston, TX  77070

                                                                     Shares
Name and Address of                                               Beneficially
 Beneficial Owner               Title of Class   Amount Owned   Owned % of Class
 ----------------               --------------   ------------   ----------------

Tom Hawkins/Raul Rodriguez          Common           100,000           3.3
555 E. 10th Avenue, Suite 101
Denver, CO  80203

Marjorie N. Lovato (2)              Common            50,000           1.7
6951 Forest Hills Dr., NE
Albuquerque, NM  87109

Jay Simon (2)                       Common            50,000           1.7
5528 E. Cheryl Drive
Paradise Valley, AZ  85253

David Poling (2)                    Common           105,000           2.0
3616 San Rio Place NW
Albuquerque, NM  87107

Sarah Moyers                        Common            15,000            .5
8523 Brook St.
Albuquerque, NM  87113

Lowell Fixler                       Common           253,500           8.5
1081 Sheridan Rd.
Highland Park, IL  60035


Total Shares Outstanding                           2,687,500           89%

(1) Does not reflect the possibility that the Officers and Director of the Company may purchase Shares in this Offering.
(2)  Officers and Directors as a group beneficially own 2,360,000 shares.
(3) The Company has issues stock option agreements to the directors, management and certain consultants to the Company, which allows for the purchase of additional stock for cash on certain dates, which if all options were exercised could amount in the purchase and issuance of an additional 3,325,000 shares.

Item 5 - Directors and Executive Officers

Name                   Age    Position                             # of Shares

George Lovato, Jr.*     42    CEO/Chairman/President                2,004,000
Don White*              46    Director/Vice President                 200,000
David Poling*           70    Director/Vice President                 105,000
Robert Cochnar*         57    Advisor to the Board/Consultant               0

*These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Jay Simon is Secretary/Treasurer of AMERICANA.

                             Officers and Directors

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

George Lovato, Jr.

Mr. Lovato is founder and has been a Director and Chairman and President since inception, and has extensive management experience with startup companies, corporate finance, computer system and software development, international trade and relations, strategic planning, and sales and marketing development over the last 15 years. He has been employed by and associated with companies engaged in business management, public relations, advertising, corporate finance, agriculture, automotive industry consulting, travel, auto rental and leasing, and insurance.

Mr. Lovato was educated in New Mexico and has founded and developed several nationally recognized companies ranging from local financial firms to international travel and communications-related businesses. His expertise in marketing, management and corporate finance, in addition to numerous international contacts, coupled with his demonstrated successes, offer a diverse alternative resource not often found in the marketplace. His accomplishments have been featured in several national publications and books such as Venture, Inc., The Wall Street Journal, New Mexico Business Journal, The New Mexico Experience. He devotes substantially all time necessary to the management and general affairs of AMERICANA. Mr. Lovato is the principal and sole owner of B.
H. Capital Limited, a successful 14 year old Merchant Banking and corporate finance consulting enterprise, located in Albuquerque, New Mexico with branch offices in Denver, Colorado and Houston, Texas.

Don White

Mr. White is a Director/Vice President of Americana, and is a CPA in Houston, Texas, and has operated a successful accounting practice for over 20 years. Mr. White was educated at Sam Houston State University and received his degree in accounting in 1972. Mr. White has broad expertise in the development of market value financial statements. He currently advises the company on general financial matters and corporate development and oversees the audit and acquisition committee. Mr. White will fulfill the duties and responsibilities of the Chief Financial Officer of AMERICANA when it requires his expertise. He devotes the time necessary to oversee the audit and acquisition committees and general management affairs of AMERICANA.

Dr. David Poling

Chairman, Sierra Publishing Group. Author of a dozen books; nationally syndicated columnist, 600 newspapers. As New York publisher headed The Christian Herald, half million monthly circulation. Also, President of the Family Bookshelf, largest religious book club in the U.S. Poling, a Presbyterian clergyman educated at College of Wooster, Ohio and Yale University. Special interests: ecumenical, inter-faith expressions of life. He devotes the time necessary to oversee the acquisition committee and general management affairs of AMERICANA and is also Director/Vice President of AMERICANA.

Jay Simon

Mr. Simon is currently employed as upper management of Syncor, one of the worlds largest nuclear pharmaceutical companies. His duties involve international business development. Mr. Simon advises the chairman on corporate finance matters and international circulation and acquisition development and is Secretary/Treasurer and Director of AMERICANA.

Marjorie N. Lovato

Mother of the chairman, Mrs. Lovato is a Director, and has vast experience in business administration and consumer retail store management. She has worked in management for major aerospace corporations during her business career. Mrs. Lovato oversees and advises the chairman in general business matters and circulation development.

Advisor to the Board of Directors is Robert Cochnar

Sierra Publishing, Inc.'s president and CEO, is a publishing executive who has edited newspapers in California (including the San Francisco Chronicle, the San Jose Mercury News, and The Oakland Tribune) and South Carolina and is former publisher of the World Almanac. He has been vice president and editorial director of Newspaper Enterprise Association, New York, one of the country's largest newspaper syndicates, a Scripps Howard subsidiary. Mr. Cochnar provides design and production services on the AMERICANA CORPORATE FINANCE REPORTER in exchange for corporate finance, marketing, and management consulting services that B. H. Capital Limited/Mr. Lovato provides to Sierra Publishing.

Item 6 - Executive Compensation

At January 1, 1999, the Company executed an Employment Agreement for a term of three (3) years with annual compensation of $250,000 or 5% of sales, whichever is greater. The Company is unable to pay the current minimum salary therefore, Mr. Lovato has waived this obligation by the Company and accepts $6,000 per month until the Company can afford to pay under the terms prescribed in the Employment Agreement.

Item 7 - Certain Relationships and Related Transactions

AMERICANA has executed a Corporate Finance Consulting Agreement with B. H. Capital Limited as of January 1, 1999. This agreement calls for among other things for a 1% success fee to be paid by AMERICANA to B. H. Capital Limited of the gross amount of financing for a period of five years.

AMERICANA will also pay B. H. Capital Limited a $3,000.00 monthly facility use fee for use of B. H. Capital Limited's office, personnel, and facilities for a period of five years.

The Directors of AMERICANA have been issued stock option agreements dated January 1, 1999 that allows for the purchase of 300,000 shares of stock over a period of three years. Should the purchase be exercised by December 31, 1999, the cost per share is $.10 cents; by December 31, 2000, $.20 cents; and by December 31, 2001, $.30 cents. The directors may purchase all or a portion of the shares at any time in any of the denomination described therein. Directors also are allowed out-of-pocket expenses reimbursements of up to $400.00 per meeting. Stock option agreements dated January 1, 1999, have been issued to Sarah Moyers and Robert Cochnar whereby 100,000 shares may be purchased over the next three years under the same terms and conditions as the directors stock option agreements allow for inclusive of the additional purchase of stock as a poison pill caveat.

Mr. Lovato contributed all of the assets of AMERICANA and provided services and use of the B. H. Capital Limited facility and paid certain cash expenses on behalf of AMERICANA for a period of eighteen months in exchange for common stock in AMERICANA.

The board of directors receive reimbursement for up to $400.00 for out of pocket expenses for each directors meeting. These expenses must be approved by the chairman in advance of their incurrance. As inducement for participation as directors of AMERICANA, AMERICANA has issued a stock option agreement whereby each director may purchase a total of 300,000 common shares of stock for $.10 cents per share up to December 31, 1999, $.20 cents per share up to December 31, 2000, and $.30 cents per share up to December 31, 2001. Each stock option agreement allows for the purchase a total of 300,000 shares in any denomination ($.10 cents, $.20 cents, $.30 cents) over a three year period, but the total purchase may not exceed 300,000 shares. A poison pill is also incorporated into the option agreement, whereby all the directors may purchase 300,000 additional shares for $1.00 should any of the following occur:

          a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or
          b)   The purchase of  substantially  all of the  Company's  issued and outstanding stock in an effort to take the Company Private; or
          c)   The attempt by an individual or associated  group of  individuals or corporation or entity to purchase stock in the Company for the purposes of a hostile take over; or
          d)   The sale, exchange,  or other disposition,  in one transaction of the majority of the Company's outstanding corporate shares; or
          e)   The  Company's  decision to terminate  its business and liquidate its assets; or
          f) The merger or consolidation of the Company with another company where by the directors of the Company as a whole are no longer majority shareholders.

AMERICANA has entered into a 6 year employment agreement with Mr. Lovato, which provided for a salary of $250,000 or 5% of the gross sales of AMERICANA whichever is greater. AMERICANA will attempt to hire additional personnel, which may include Don White a director and Vice President of AMERICANA and this employment agreement may be similar to that of Mr. Lovato's.

Sarah Moyers and Robert Cochnar have been issued stock option agreements for 100,000 shares of common stock and a poison pill for 100,000 shares.

                                  Common Stock


The Company is authorized to issue 100,000,000 shares of common stock at .001 per value. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At March 31, 1999 common shares issued and outstanding totaled 3,000,000.

                                 Preferred Stock

The Company is authorized to issue 20,000,000 shares of no par value per share preferred stock, which may be issued in classes or series with various rights and designation by the Board of Directors. No shares were issued and outstanding as of March 31, 1999. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors.

                                     Part II

Item 1 - Legal Proceedings

The Company not aware of any legal proceedings threatened or contemplated against any of its officers or directors, respectively, in their capacity as such.

Item 2 - Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

The Company as of February 15th, 1999, completed the sales of 465,000 shares of common stock therefore totaling 3,000,000 shares issued and outstanding. These shares were sold under Section 4(2) and 3(b) and Regulation D of the Securities Act of 1933 at a price of $.50 per share.

The Company has approximately twenty-four (24) shareholders.

The Company has not paid and does not anticipate to pay dividends in the foreseeable future.

Item 3 - Changes in and Disagreements with Accountants

None.

Item 4 - Recent Sales of Unregistered Securities

The following securities were sold in reliance upon Section 4(2) and 3(G) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.


       Issue                       No. of       Shares
       Date            Title       Shares      Issued to            Consideration     Amount
       ----            -----       ------      ---------            -------------     ------
 February 12, 1999     Common      10,000   Don White                 Purchase        $5,000
 February 12, 1999     Common      45,000   David Poling              Purchase       $22,500
 February 12, 1999     Common      20,000   Max A. Sklower            Purchase       $10,000
 February 12, 1999     Common      10,000   Debra Ruther              Purchase        $5,000
 February 12, 1999     Common       4,000   Jean Beth Ruther          Purchase        $2,000
 February 12, 1999     Common       4,000   David Lewis Ruther        Purchase        $2,000
 February 12, 1999     Common      63,000   Jerry & Barbara Ruther    Purchase       $31,500
 February 12, 1999     Common      34,000   Gerald R. Anderson        Purchase       $17,000
 February 12, 1999     Common       5,000   Mark Lounsbury            Purchase        $2,500
 February 12, 1999     Common       6,000   Thomas & Judith Rau       Purchase        $3,000
 February 12, 1999     Common       5,500   Jerry Hall                Purchase        $2,750
 February 15, 2999     Common     253,500   Lowell S. Fixler          Purchase      $126,750
 February 15, 1999     Common       4,000   George Lovato, Jr.        Purchase        $2,000


Item 5 - Indemnification of Directors and Officers

The Articles of Incorporation of the Company provide that the company shall:

The Corporation shall indemnify any and all persons who may serve or who have served any time as directors or officers and their respective heirs, administrators, successors and assigns, against any and all expenses, including any amounts paid upon judgements, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement or any claim, action, suit or proceedings in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or an officer of the Corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceedings to be liable for his fraud, gross negligence or gross misconduct involving the Corporation in the performance of his duties. This paragraph shall be in addition to and shall in no way limit the power of the Corporation to indemnify any person by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officers, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(a) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgements, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite, or proceeding by judgement, order, settlement, or conviction or upon a pleas of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

(b) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (a) or (b) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs.

(e) Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as

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

     authorized in Section (d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

(f) The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article

(g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise both as to action in his official capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                    Part III

Item 1 - Index to Exhibits

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number     Description of Document
--------------     -----------------------

3.1                Articles of Incorporation filed April 16, 1998
3.2                Amendment of Articles of Incorporation April 6, 1999
3.3                Bylaws
10.1               Employment Agreement dated January 1, 1999
10.2               Form of Stock Option Agreement dated January 1, 1999
10.3               Corporate Finance Consulting Agreement dated January 1, 1999
10.4               Consent of Accountants
23.0               Form of Stock Certificate
*                  Filed herewith


Item 2 - Description of Exhibits

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Americana Publishing, Inc.

Date:                                      By:
     -------------------------                ---------------------------
                                              George Lovato, Jr.



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